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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBRE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Potter — 214-863-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Advisors, Inc., as of February 24, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI GILLESPIE
Notary Public, State of Texas
My Commission Expires
March 18, 2018

Lori Gillespie
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc,:

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBRE Capital Advisors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 24, 2017

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	8,455,600
Accounts Receivable		2,173,569
Receivable from Parent		1,904,786
Prepaid Expense		9,406
Total current assets		12,543,361
Long-Term Notes Receivable		500,000
Less Unamortized Discount based on imputed discount rate of 5.0%		(199,696)
Long-Term Notes Receivable less Unamortized Discount		300,304
Total assets	$	12,843,665

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	57,803
Total liabilities		57,803
Common Stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2016.		1
Additional Paid-In Capital		10,422,061
Accumulated Surplus		2,363,800
Total stockholder's equity		12,785,862
Total liabilities and stockholder's equity	$	12,843,665

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2016

Revenues:		
Consulting	$	5,995,220
Marketing fees		225,600
Reimbursable expenses		281,763
Total revenues		6,502,583
Expenses:		
Advisory expenses		2,468,406
Regulatory fees		30,954
Shared services fees		9,126,780
Audit fees		58,250
Other		(69,606)
Total expenses		11,614,784
Loss before income taxes		(5,112,201)
Income tax benefit		(1,904,644)
Net loss	$	(3,207,557)

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock		Additional		Total
	Shares outstanding	Amount	paid-in capital	Accumulated surplus	stockholder's equity
Balance as of December 31, 2015	100	$ 1	10,026,682	5,571,357	15,598,040
Capital contributions from Parent	—	—	395,379	—	395,379
Net loss	—	—	—	(3,207,557)	(3,207,557)
Balance as of December 31, 2016	100	$ 1	10,422,061	2,363,800	12,785,862

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(3,207,557)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of Discount on Long Term Notes Receivable		(160,083)
Expenses paid by Parent		395,379
Changes in operating assets and liabilities:		
Accounts receivable		2,137,143
Long-Term Notes Receivable		2,000,000
Prepaid expense		(631)
Accounts payable		2,412
Receivable from Parent		(1,904,786)
Net cash used in operating activities		(738,123)
Net decrease in cash		(738,123)
Cash at beginning of year		9,193,723
Cash at end of year	$	8,455,600

Supplemental disclosure of noncash financing activities:	
Deemed capital contribution from Parent	395,379

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (5) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation. The Company will not sell securities to customers.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

(b) Cash

The cash account balance is held at a financial institution and periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

(c) Revenue Recognition

i) Consulting Revenue:

Revenue from transaction fees is recognized upon completion of the contract.

Retainer fees are recognized in accordance with the terms of the underlying agreements and in accordance with Accounting Standards Update 605, Revenue Recognition, which is generally over the period for which services are being provided. The Company records deferred income to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition.

ii) Marketing Revenue:

As noted within Related-Party Transactions, the Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company accounts for these fees as marketing rcvcnue.

iii) Reimbursable Revenue:

The Company accounts for expense reimbursements received from third parties as revenue. Expense reimbursement revenue may include, without limitation, third party expenses for real estate consulting or valuation, legal, or accounting or other out-of-pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies, etc. Reimbursement revenue is recognized in accordance with the terms of the underlying agreement and generally when the related expenses are incurred.

(d) Amortization of Discount

Discounts to the face amount of notes receivable are amortized using the straight-line method over the lives of the respective note receivables. The straight-line method approximates the interest method.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2016. The federal income tax returns for 2005 to 2015 remain open to examination. CBRE Group, Inc.'s federal tax returns from 2005 to 2012 are currently under review by the IRS; therefore, the Company's federal tax returns are under review for 2005 to 2012 due to the consolidated filing by the Parent. The Company does not expect any adjustments from the close of those reviews to be material.

(Continued)

(f) Use of Estimates

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $9,126,780 under this agreement for the year ended December 31, 2016.

CBRE Global Investors, LLC (CBRE Global Investors) is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Global Investors who are also registered representatives of CBRE Capital Advisors, pursuant to an agreement between CBRE Global Investors and CBRE Capital Advisors, Inc. The Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $225,600 under this agreement for its services for the year ended December 31, 2016.

The Company engaged affiliate company, CBRE, Inc., under separate consulting agreements to provide real estate consulting and/or valuation services for select client engagements. In total the Company paid $2,174,700 on nine separate engagements to this affiliated company for services provided during the year ended December 31, 2016.

In addition, the Company provided valuation services to affiliate company CBRE, Inc., under a separate consulting agreement and provided secondary valuation and/or secondary transaction services to affiliate companies CBRE Capital Advisors Limited, CBRE Indirect Investments Services Limited and CBRE Global Investors and received $364,581 on seven separate transactions to these affiliated companies for services provided during the year ended December 31, 2016.

The Company received $395,379 in equity contributions from the Parent for certain expenses in the conduct of its business for the year ended December 31, 2016. Such equity contributions are in the form of non-cash equity capital and not in the form of a loan, subordinated or otherwise.

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2016, the Company had net capital of $8,397,797 for regulatory purposes, which was $8,297,797 in excess of its required net capital of $100,000.

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of CBRE Capital Advisors, Inc."

(5) Income Taxes

The income tax benefit consisted of the following components:

Current:		
Federal	$	(1,738,149)
State		(166,495)
Total current benefit	$	(1,904,644)

The Company files a consolidated income tax return with the Parent on a calendar-year basis, in which there is a tax-sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses during 2016 were fully utilized by the Parent in the consolidated income tax filings for 2016. Accordingly, the income tax benefits relating to such have been reflected as a receivable from the Parent in the accompanying financial statements. The income tax benefits were transferred to the Parent effective January 31, 2017.

(6) Subsequent Events

The Company evaluated events occurring after December 31, 2016 and through February 24, 2017, the date the financial statements were issued, to determine whether any items were noted, which neccssitated adjustment to or disclosure in the financial statements. No such subsequent events were identified.

Schedule I

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2016

Total stockholder's equity	$	12,785,862
Deductions and/or charges:		
Nonallowable assets accounts and notes receivable		4,378,659
Nonallowable assets prepaid expense		9,406
Net capital	$	8,397,797
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6⅔% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	8,297,797
Ratio of aggregate indebtedness to net capital		0.69%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by CBRE Capital Advisors, Inc. on Form X-17A-5 on January 26, 2017, amended on February 9, 2017. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Schedule II

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

Schedule III

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to SIPC for the year ended December 31, 2016, which were agreed to by CBRE Capital Advisors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no adjustments; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2017

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc.'s Exemption Report (the Exemption Report), in which (1) CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 24, 2017

INVESTMENT BANKING

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

CBRE

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbrecap.com
www.cbrecap.com

February 24, 2017

KPMG LLP
550 S Hope Street
Suite 1500
Los Angeles, CA 90071

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
    - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2016.

Sincerely,

Scott Potter
President

INVESTMENT BANKING

CBRE | Capital Advisors

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbrecap.com
www.cbrecap.com

February 28, 2017

To Whom It May Concern:

Enclosed are the audited financial statements and supplemental schedules for CBRE Capital Advisors, Inc. for the period from January 1, 2016 to December 31, 2016 and the year ended December 31, 2016. Please contact me with any questions.

Sincerely,

Scott Potter
President